20012770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

SEC Mail Processing Section
NOV 3 0 2020
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2020 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYBERRY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 G STREET NW 9TH FLOOR
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY O. WRIGHT, (301 - 524 - 4759)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Ave. #200	Raleigh	NC	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jay O. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAYBERRY SECURITIES, INC., as of November 23, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BRIAN DINKA NOTARY PUBLIC MONTGOMERY COUNTY, MD

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYBERRY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the Period beginning at inception of broker-dealer (March 1, 2020) and Ended September 30, 2020

And Report of Independent Registered Public Accounting Firm

BAYBERRY SECURITIES, INC.
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS
Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Owner's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

SUPPLEMENTAL SCHEDULES
Schedule I – Computation of Net Capital and Net Capital Ratio – Rule 15c3-1 of the Securities and Exchange Commission........ 9
Schedule II – Exemption Report........ 10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION 12

SCHEDULE OF ASSESSMENTS AND PAYMENTS 13

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayberry Securities, Inc., (the "Company") as of September 30, 2020, and the related statements of operations, changes in owner's equity, and cash flows for the period from March 1, 2020 (Inception) to September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the period from March 1, 2020 (Inception) to September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Rockville, Maryland
November 19, 2020
We have served as the Company's auditor since 2020.

BAYBERRY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS	
Current Assets:	
Cash	$ 41,085
Total Assets	$ 41,085
LIABILITIES AND OWNER'S EQUITY	
Liabilities:	
Accounts payable	$ 2,008
Income tax payable	250
Total Liabilities	2,258
Owner's Equity:	
Common stock	46,495
Accumulated deficit	(7,668)
Total Owner's Equity	38,827
Total Liabilities and Owners' Equity	$ 41,085

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.

STATEMENT OF OPERATIONS

PERIOD ENDED SEPTEMBER 30, 2020

Revenues:	
Advisory fees	$ 15,500
Total Revenues	15,500
Expenses:	
Wages and other payroll expenses	14,300
Regulatory fees	1,223
Bank fees	395
Other operating expenses	7,000
Total Expenses	22,918
Loss before taxes	(7,418)
Income tax	250
Net loss	$ (7,668)

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.

STATEMENT OF CHANGES IN OWNER'S EQUITY

PERIOD ENDED SEPTEMBER 30, 2020

	Owner's Equity
Balance, March 1, 2020	$ -
Net loss	(7,668)
Member contributions	46,495
Balance, September 30, 2020	$ 38,827

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.

STATEMENT OF CASH FLOWS

PERIOD ENDED SEPTEMBER 30, 2020

Cash flows from operating activities:	
Net loss	$ (7,668)
Adjustments to reconcile net loss to operating cash flows:	
Increase in accounts payable and other current liabilities	2,258
Net cash used in operating activities	(5,410)
Cash flows from financing activities:	
Members' contributions	46,495
Net cash provided by financing activities	46,495
Increase in cash	41,085
Cash at beginning of period	-
Cash at end of year	$ 41,085

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

Bayberry Securities, Inc. (the "Company"), a District of Columbia corporation, was incorporated on January 24, 2019, under the laws of the District of Columbia and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company is taxed as a C corporation under applicable provisions of the Internal Revenue Code (the "Code").

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board ("PCAOB") and the Financial Industry Regulatory Authority ("FINRA"). The Company became a licensed broker-dealer in March of 2020. Prior to March of 2020, the Company was dormant as it was going through the FINRA approval process. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts.

Fee Revenue – The Company provides general corporate development, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized over time as the performance obligations are simultaneously provided, unless the retainer is refundable in part or in whole. Revenue related to transaction success fees is generally recognized at the point in time that is the later of (a) the performance under the arrangement is completed (the closing of the transaction) or (b) the success fee is collected. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As a result, the Company does not recognize transaction success fees until the later of (a) a transaction is closed by the Company or (b) the success fee is collected.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company is taxed as a C corporation under applicable provisions of the Code. The applicable tax rate is 21% for 2020. However, the Company does not recognize any income tax benefits of pre-tax losses due to the uncertainty of the Company making sufficient taxable income in the future. The Company is also subject to taxation under the laws of the District of Columbia. For 2020, due to the Company having revenue of less than $1 million, the applicable income tax is the required minimum of $250.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At September 30, 2020, the Company had net capital of $38,827 which was $33,827 in excess of its required capital of $5,000. The Company's net capital to indebtedness ratio was 17.2:1; its indebtedness to net capital ratio was 5.82% or 1:17.2.

The company claims exemption from SEC Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of the rule.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Philadelphia Regional Office of the SEC.

Note 5—Supplemental cash flow information

The Company accrued but did not pay before September 30, 2020 income tax of $250.

Note 6—Related parties

All compensation expense for the period ended September 30, 2020 was paid to Jay Wright, 100% owner and President of the Company.

Note 7—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8—COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines or "stay-at-home" restrictions in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally, including the geographical areas in which the Company operates.

While it is unknown how long these conditions will last, including whether a worldwide resurgence will occur, and what the complete financial impact will be, the Company could experience a material disruption of operations, a decline in revenue, a decline in value of assets, deterioration of customer base and the inability of customers to pay for services provided. To date, the Company has seen both positive and negative impacts to business. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of business and is unable at this time to predict the continued impact that COVID-19 will have on the business, financial position, and operating results in future periods due to numerous uncertainties.

Note 8—Subsequent events (continued)

The Company has evaluated subsequent events through November 19, 2020 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

BAYBERRY SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

PERIOD ENDED SEPTEMBER 30, 2020

Net worth	$ 38,827
Less non-allowable assets	
Total Non-Allowable Assets	-
Net capital	$ 38,827
Aggregate indebtedness	$ 2,258
Ratio of indebtedness to capital	0.0582

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

BAYBERRY SECURITIES, INC.
SCHEDULE II- EXEMPTION REPORT

PERIOD ENDED SEPTEMBER 30, 2020

BAYBERRY SECURITIES, INC. is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and
(2) We met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2020 without exception.

BAYBERRY SECURITIES, INC.

/s/
JAY O. WRIGHT

PRESIDENT

NOVEMBER 19, 2020

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Bayberry Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Rockville, Maryland
November 19, 2020

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Bayberry Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the period from March 1, 2020 (Inception) to September 30, 2020. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments, if any, in Form SIPC-7 with respective cash disbursement records entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences; the Company informed us that no payments were made for the year ended September 30, 2020.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period from March 1, 2020 (Inception) to September 30, 2020, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the period from March 1, 2020 (Inception) to September 30, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, if applicable, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the period from March 1, 2020 (Inception) to September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Rockville, Maryland
November 19, 2020

BAYBERRY SECURITIES, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS

SEPTEMBER 30, 2020

Payment Date	To Whom Paid	Amount
July 2020	SIPC	$16